Exhibit 99.1

Sapiens Recognized as a Leader in Gartner’s Magic Quadrant for Life Policy Administration Systems, Europe*

Recognized for Completeness of Vision and Ability to Execute

October 26, 2020 — Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Sapiens was positioned as a Leader in Gartner’s Magic Quadrant for Life Insurance Policy Administration Systems, Europe*. Sapiens’ CoreSuite for Life & Pension was among nine policy administration systems that met the criteria for being evaluated in the report.

Sapiens’ CoreSuite for Life and Pension supports multiple lines of business for both individual and group life, annuities, investments and medical products ‒ in a single, end-to-end system. It offers a 360-degree view of the customer from the policy administration system, across all distribution channels and communication streams. CoreSuite helps insurers accelerate time to market with streamlined and simplified business processes, and open architecture. The suite now offers one-click, cloud-native architecture for quick and easy provisioning, security and scale.

“I couldn’t be prouder of Sapiens and our Leader position that our company maintains in the European market.,” said Roni Al-Dor, president and CEO, Sapiens. “The success that Sapiens has experienced is the result of its leading, innovative solutions and longstanding insurtech partnerships. Our continued growth, R&D investment and community engagement reflect how essential Sapiens is in enabling our customers to execute digital transformation swiftly and seamlessly.”

Magic Quadrant reports are a culmination of rigorous, fact-based research in specific markets, providing a wide-angle view of the relative positions of the providers in markets where growth is high and provider differentiation is distinct. Providers are positioned into four quadrants: Leaders, Challengers, Visionaries and Niche Players. The research enables you to get the most from market analysis in alignment with your unique business and technology needs.

Among 9 total companies evaluated in the report, Sapiens was recognized for its completeness of vision and ability to execute.

“We are thrilled with the industry recognition, especially from a highly respectable organization like Gartner. We believe the acknowledgement validates our strategy and reinforces our commitment to help our customers manage their business administration with leading edge technology,” said Al-Dor.

Disclaimer:

Gartner does not endorse any vendor, product or service depicted in our research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of the Gartner research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

View a complimentary copy of the Magic Quadrant report to learn more about Sapiens’ strengths and cautions, among other providers’ offerings. Click here to view the report.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com

*Source: Gartner, “Magic Quadrant for Life Insurance Policy Administration Systems, Europe,” Laurie Shotton, Manav Sachdeva, September 28, 2020.